EXHIBIT 99.5

BENTLEY EXTENDS B2B MISSION, ACQUIRES GENWORLD GROUP
Thursday, September 7, 2000 09:32 AM

LOS ANGELES--(BUSINESS WIRE)--Sept. 7, 2000--In a bid to strengthen its position in the new world of E-Commerce, Bentley Communications Corp. (OTCBB:BTLY) today announced its intention to acquire all assets of Genworld Company Limited, a large clothing manufacturer in China with offices in Taiwan and Hong Kong. The purchase agreement is subject to independent audit confirmation. In addition, if executed, Bentley will own 4 office units in Southeast Asia and a textile factory in China in exchange for cash, stock and the assumption of appropriately 3 million in debt.

Founded in 1987 as a family business, Genworld has been a leader of moderately priced fashion apparel; it offers an extensive selection of men, women and children's clothing lines. The Company manufactures substantially all of its wears under worldwide-recognized brand names and can be found in over 3,500 stores in the United States, Canada, The United Kingdom, France, Germany, Japan, Mexico, Central and South America, Europe and most countries in the Far East.

Also included in the purchase:
    -- 100% of Gen Ni Trading Company Limited, a wholesale consumer goods sourcing company based in Hong Kong.
    -- 20% or more of Dragon Apparel.

Based in Hong Kong, Dragon Apparel is well known for its exclusive Asian sourcing agreements of textiles and accessories for a select number of large U.S. clothing companies. Dragon's 1999 revenue exceeded 10 million USD and this year has recorded almost 10 million USD to date. "With this agreement Bentley will be a contender in U.S.-Asian B2B trade for almost any consumer products imaginable." Said Gordon Lee, CEO: "If a U.S. wholesaler needs a significant quantity of ... (whatever), chances are we can either produce it in our own factories or quickly provide it from one of our Asian sources. This will truly establish Bentley as one of the 'Players' in the new B2B E-Commerce arena."

Dr. Nguyen, President said, "The new highly competitive rise of e-business is putting pressure on B2B companies like Bentley to go beyond not just quantity and price but we must also provide customer satisfaction as well. That is why Bentley is targeting only quality companies in their respective categories. This and other recent agreements setup Bentley to be the perfect e-commerce 'Host,' not only can we feature the client's product, we can also provide it."

Bentley Communications Corp.'s primary mission is to create an international business-to-business (B2B) wholesale sourcing network, distribute a wide variety of products and nationally recognized brand-name items and accessories throughout the United States in both Retailer channels and worldwide via the Internet. By doing so, the company needs to increase its distribution network in order to increase profitability. This can only be accomplished by acquiring licensing agreements with major corporations in markets that have demographic characteristics consistent with our targeted customer on the Company's online shopping malls (B2C).

Bentley has only recently (08/25/2000) been reinstated to the OTCBB and any confusion regarding stock quotes etc. should be addressed to Alexander Securities at 1(800) 800-2121, lead market maker.

Safe Harbor for Forward-Looking Statements: Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in the future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, product price volatility, product demand, market competition, risk inherent in the company's domestic and international operations, imprecision in estimating product reserves and the company's ability to replace and expand its holdings.

CONTACT: Bentley Communications Corp., Los Angeles
Gordon Lee, 310/342-0760
310/342-0704 (fax)
GordonLee@BentleyCommCorp.com
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